Exhibit (a)(1)(J)

To: Eligible Employees

From: Denise Jackson

Subject: Equity Exchange - Reminder of Upcoming Deadline

This is to remind you that the Tender Offer to exchange certain Stock Options and certain Stock Appreciations Rights has commenced and is currently scheduled to expire on December 10, 2009 at 5 p.m. PST.

Should you wish to participate in the Tender Offer, your Election Form must be received by the Legal Department no later than 5 p.m. PST on December 10, 2009. Please be aware that this is a firm deadline, and there will be absolutely no exceptions.

As a reminder, the Tender Offer materials that were mailed to you and are posted on the website listed below, contain a Q & A section that should answer all of your questions. However, if you do have additional questions, please email: equityadministrator@amnhealthcare.com.

Thank you,

Denise L. Jackson

Senior Vice President and General Counsel

AMN Healthcare (NYSE:AHS)

12400 High Bluff

This email does not constitute an offer to exchange, or a solicitation of an offer to exchange, eligible awards nor is it a substitute for the Tender Offer Statement on Schedule TO or the Offer to Exchange included therein (including the Election Form and related documents) (collectively, as amended from time to time, the "Offering Materials”) filed by the Company with the SEC. The Equity Exchange is made only through the Offering Materials. Persons who may be eligible to participate in the Equity Exchange should read the Offering Materials carefully because they contain important information about the Equity Exchange, including the various terms and conditions of the Equity Exchange. The Company’s stockholders and equity award holders may obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.